Exhibit 99.5

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

NEWS RELEASE

Titan Trading Receives US$5,000,000 from Wall Street Veteran for Trading Account

EDMONTON, ALBERTA - (April 7th, 2009) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan”) reports that Compo Investment Partners LP (“Compo”) of New York has placed $5,000,000 (U.S.) in a Professional Leveraged Trading account to be managed by the company’s wholly owned subsidiary, Titan Holdings USA LLC (“THU”). The account has been placed under the investment control of TickAnalyst 2.0, the Company’s groundbreaking electronic trading and financial analysis software platform. Under the terms of the PLA management agreement, THU and Compo will equally share the account’s profits. TickAnalyst 2.0 has entered the final phase of advanced testing by Titan’s independent testers as evidenced by Compo’s commitment.

Philip Carrozza, President and Chief Executive Officer of THU stated, “This is a significant event in the life cycle of our company. Receiving confirmation from Ron Shear, a Wall Street veteran and founder of Carlin Financial Group is a strong endorsement to our company and our products. We are confident in the technical trading ability of the TickAnalyst product suite.”

Ken Powell, President and CEO of Titan stated “I would like to congratulate our subsidiary, THU, for successfully achieving our first internal asset management agreement. The team contributed significant time and effort on both business and technical fronts in the development and implementation of our TickAnalyst software platform. This investment speaks to the ability and potency of our algorithmic trading system and we are delighted to welcome Compo.”

About Compo

Compo Investment Partners LP, based in New York, New York is an incubator fund for emerging financial market managers as well as established institutional asset managers. Compo is run by Mr. Ron Shear, a Wall St veteran and founder of Carlin Financial Group.

About Titan

Titan Trading Analytics Inc. is a premier software developer and through its wholly owned subsidiary, Titan Trading USA LLC, a provider of investment analysis, investment management and automated trading solutions for institutional investors and selected groups around the world. Titan Trading Analytics Inc has developed an electronic trading and financial analysis software platform designed to capture and analyze real-time market tick data and then execute trades based on the software’s Algorithmic calculations. This flagship product is a uniquely powerful and cutting edge automated trading platform. Titan Trading USA LLC utilizes these systems with proprietary models developed, tried and tested over many years to manage assets for selected groups in global markets. Titan has internally developed products and services that are at the forefront of the high growth global investment management and trading industry.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Kenneth W. Powell, President & CEO:
kpowell@titantrading.com
(780) 438-1239
www.titantrading.com

Or

Renmark Financial Communications
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.